EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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

                                          Six Months Ended
                                            November 30,
                                        ___________________

                                        2005           2004
                                        ____           ____

                                           (in millions)

Net income                             $733.4         $588.7
Income taxes                            390.4          319.8
                                       ______         ______

Income before income taxes            1,123.8          908.5
                                       ______          _____

Add fixed charges
      Interest expense (A)               24.2           19.7
      Interest component of leases (B)   40.9           37.1
                                       ______         ______

Total fixed charges                      65.1           56.8
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $1,188.9         $965.3
                                     ========       ========
Ratio of earnings to total fixed
      charges                            18.3           17.0
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.